UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G/A (Amendment No. 1) Under the Securities Exchange Act of 1934*
Connecture, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
20786J106
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 20786J106	13G/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Great Point Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 37-1475292
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,127,232
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,127,232

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,127,232
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.71%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) IA

[1]	Based on a total of 22,063,357 shares of Common Stock outstanding as reported in the Issuer’s Form S-3 Registration Statement filed with the SEC on January 8, 2016.

CUSIP No. 20786J106	13G/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Dr. Jeffrey R. Jay, M.D. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 83,728[2]
	6.	SHARED VOTING POWER 4,127,232
	7.	SOLE DISPOSITIVE POWER 83,728[2]
	8.	SHARED DISPOSITIVE POWER 4,127,232
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,210,960
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.09%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

[2]	Includes (x) 36,493 shares held directly by Dr. Jay, (y) 11,341 shares held by a trust of which Dr. Jay is a trustee and of which beneficiaries may be considered members of Dr. Jay’s immediate family, and (z) 35,894 shares held by a trust of which Dr. Jay is the income beneficiary (but not the trustee).

CUSIP No. 20786J106	13G/A	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Mr. David Kroin I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 29,703
	6.	SHARED VOTING POWER 4,127,232
	7.	SOLE DISPOSITIVE POWER 29,703
	8.	SHARED DISPOSITIVE POWER 4,127,232
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,156,935
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.84%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 20786J106	13G/A	Page 5 of 9 Pages

Item 1.

	(a)	Name of Issuer Connecture, Inc..

	(b)	Address of Issuer’s Principal Executive Offices 18500 West Corporate Drive, Suite 250, Brookfield, WI 53045

Item 2.

	(a)	Name of Person Filing Great Point Partners, LLC Dr. Jeffrey R. Jay, M.D. Mr. David Kroin

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2016, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office, or if none, Residence The address of the principal business office of each of the Reporting Persons is 165 Mason Street, 3rd Floor Greenwich, CT 06830
	(c)	Citizenship

Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. David Kroin is a citizen of the United States. Great Point Partners I GP, LLC is a limited liability company organized under the laws of the State of Delaware. Great Point Partners I, L.P. is a limited partnership organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 20786J106

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:

Not Applicable.

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 20786J106	13G/A	Page 6 of 9 Pages

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

GPP-Connecture LLC (“GPPC”) is the record owner of 4,127,232 shares of Common Stock (the “GPPC Shares”). Great Point Partners I, L.P. (“GPP I LP”) is the sole managing member of GPPC. Great Point Partners, LLC (“Great Point”) is the investment manager of GPP I LP, and by virtue of such status may be deemed to be the beneficial owner of the GPPC Shares. Each of Dr. Jeffrey R. Jay, M.D. (“Dr. Jay”), as senior managing member of Great Point, and Mr. David Kroin (“Mr. Kroin”), as special managing member of Great Point, has voting and investment power with respect to the GPPC Shares, and therefore may be deemed to be the beneficial owner of the GPPC Shares. Notwithstanding the above, Great Point, Dr. Jay and Mr. Kroin each disclaim beneficial ownership of the Shares, except to the extent of their respective pecuniary interests.

Mr. Kroin is the record holder of 29,703 shares of Common Stock.

Dr. Jay is the record holder of 36,493 shares of Common Stock. A trust of which Dr. Jay is a trustee and of which beneficiaries may be considered members of Dr. Jay’s immediate family holds 11,341 shares of Common Stock and a trust of which Dr. Jay is the income beneficiary (but not the trustee) holds 35,894 shares of Common Stock (collectively, the “Jay Trust Shares”). Notwithstanding the above, Dr. Jay disclaims beneficial ownership of the JayTrust Shares except to the extent of his pecuniary interest therein.

1.	Great Point Partners, LLC

(a)	Amount beneficially owned: 4,127,232

(b)	Percent of class: 18.71% [3]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 4,127,232

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 4,127,232

[3]	Based on a total of 22,063,357 shares of Common Stock outstanding as reported in the Issuer’s Form S-3 Registration Statement filed with the SEC on January 8, 2016.

CUSIP No. 20786J106	13G/A	Page 7 of 9 Pages

2.	Dr. Jeffrey R. Jay, M.D.

(a)	Amount beneficially owned: 4,210,960

(b)	Percent of class: 19.09%[3]

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 83,728[4].

(ii) Shared power to vote or to direct the vote: 4,127,232

(iii) Sole power to dispose or to direct the disposition of: 83,728[4].

(iv) Shared power to dispose or to direct the disposition of: 4,127,232

3.	Mr. David Kroin

(a)	Amount beneficially owned: 4,156,935

(b)	Percent of class: 18.84%[3]

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 29,703.

(ii) Shared power to vote or to direct the vote: 4,127,232

(iii) Sole power to dispose or to direct the disposition of: 29,703.

(iv) Shared power to dispose or to direct the disposition of: 4,127,232

4.	Great Point Partners I GP, LLC

(a)	Amount beneficially owned: 4,127,232

(b)	Percent of class: 18.71%[3]

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 4,127,232

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 4,127,232

5.	Great Point Partners I, L.P.

(a)	Amount beneficially owned: 4,127,232

(b)	Percent of class: 18.71%[3]

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 4,127,232

4	Includes (x) 36,493 shares held directly by Dr. Jay, (y) 11,341 shares held by a trust of which Dr. Jay is a trustee and of which beneficiaries may be considered members of Dr. Jay’s immediate family, and (z) 35,894 shares held by a trust of which Dr. Jay is the income beneficiary (but not the trustee)..

CUSIP No. 20786J106	13G/A	Page 8 of 9 Pages

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 4,127,232

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. 20786J106	13G/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.
DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin
Mr. David Kroin

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(i)      Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(ii)     Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 16, 2016

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.
DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin
Mr. David Kroin